Lima, October 12, 2023

Mr. Michael Purcell

Ms. Karina Dorin

Division of Corporation Finance

Office of Energy & Transportation

U.S. Securities and Exchange Commission (SEC)

100 F Street, NE

Washington, D.C. 20549

Re: Buenaventura Mining Company Inc.

Form 20-F for the Fiscal Year ended December 31, 2022, filed May 1, 2023

Response dated September 11, 2023

File No. 001-14370

Dear Mr. Purcell, Ms. Dorin:

We note the receipt by Buenaventura Mining Company Inc. (Compañía de Minas Buenaventura S.A.A., or the “Company”), a sociedad anónima abierta (open stock company) under the laws of the Republic of Peru (“Peru”), of the comment letter (the “Comment Letter”) dated September 27, 2023 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced Form 20-F (the “Form 20-F”) and our prior response dated September 11, 2023.

For your convenience, we have reproduced the Staff’s comments in italics and have provided responses immediately below.

SEC Comment No. 1.

We note your response to prior comment 2 and reissue the comment as it does not appear that each of the items identified in our prior comment is addressed in your response. Please provide us with your analysis of the indirect consequences of climate-related regulation or business trends, including each of the following:

•	decreased demand for goods or services that produce significant greenhouse gas emissions or are related to carbon-based energy sources;
•	increased demand for goods that result in lower emissions than competing products;
•	increased competition to develop innovative new products that result in lower emissions;
•	increased demand for generation and transmission of energy from alternative energy sources; and
•	any anticipated reputational risks resulting from operations or products that produce material greenhouse gas emissions.

Please ensure your response explains how you assessed each potential indirect consequence and how you concluded on materiality for the items for which disclosure was not deemed necessary.

Response to SEC Comment No. 1.

As a preliminary matter, the Company respectfully informs the Staff that it is currently in the initial stages of identifying and quantifying its carbon emissions, specifically those relating to scopes 1 and 2, related to fossil fuel consumption, electric energy usage and indirect emissions. Once this process is finalized, it will allow the Company to define the base year from which mitigation goals will be established going forward and to identify any opportunity to be more efficient in our operations and value chain as a whole. The Company notes that as of the date of this response, Peru, our country of incorporation and where we conduct all of our operations (directly or through our subsidiaries), does not have in place any regulations requiring the Company to determine its greenhouse gas emissions, nor to implement mitigation targets in respect thereof. Consequently, the Company has commenced the process for measuring emissions on a voluntary basis and, in due course, it expects to implement certain measures to mitigate its emissions and to increase its energy efficiency.

Additionally, the Company notes that to date it has not quantified or measured the significance of the emissions or the use of carbon-based energy sources by its suppliers. Once the Company has identified and measured the supply chain carbon footprint, it expects to further review its policies and procedures, in order to align them with the then-current expectations and requirements of investors and applicable regulation.

On the other hand, it is expected as a commercial trend that the mining industry supply chain will move towards the acquisition of low-emission goods and services, such as electric mining equipment for underground operations, for which Buenaventura, through its Innovation Department, has been working on management models that allow a progressive transformation of its operations.

In response to your request that we provide our analysis of the indirect consequences of climate-related regulation or business trends, subject to the preliminary considerations set forth above, we note that in respect of the following items:

•	decreased demand for goods or services that produce significant greenhouse gas emissions or are related to carbon-based energy sources

As the Staff is aware, the Company produces copper, gold, silver, and zinc which are commonly used in various industries. These metals are essential in manufacturing technologies needed for transitioning to low-carbon economies, such as electric vehicles, solar panels, and wind turbines. As regulations aimed at reducing greenhouse gas emissions continue to develop globally, we anticipate an increase in demand for our products, especially in the case of copper due to its high thermal and electrical conductivity properties.

Additionally, while it is expected that the mining industry supply chain will shift towards the acquisition of low-emission goods and services, based on our internal analysis we do not expect such decrease to occur in the short term, nor do we believe that such shift would adversely impact our financial condition or results of operations, based on currently available information.

Based on the above, while we do not expect to see such a decrease in demand for goods and services that produce significant greenhouse emissions or are related to carbon-based energy sources in the short or medium term, we believe that such a decrease would not have a material adverse effect on our operations or results of operations.

•	increased demand for goods that result in lower emissions than competing products

In line with the Company’s response in respect of the prior item, based on our internal analysis we believe that an increase in demand for goods that result in lower emissions than competing products could lead to an increase in demand for the Company’s products.

•	increased competition to develop innovative new products that result in lower emissions

Based on the Company’s internal analysis and estimations, given the type of products produced by the Company, given the importance of such metals in the production of innovative products that result in lower emissions, we believe that the downside from any such increased competition would likely have marginal effects, if any, and even potential positive effects on the Company’s results of operation.

•	increased demand for generation and transmission of energy from alternative energy sources

The Company owns 100% of CONENHUA S.A. which operates the Huanza Hydroelectric Power Plant with an installed capacity of 98 MW. Such operations evidence the Company’s to develop its sustainability objectives, allowing the Company to prioritize the supply of renewable energy to its mining operations. In 2021 and 2022, respectively, 71% and 64% of the Company’s energy consumption was derived from the Huanza Hydroelectric Power Plant (and the year-over-year decrease was due reduced output capacity in the power plant while one of its generators underwent scheduled maintenance). It is important to note that the energy from the Huanza Hydroelectric Power Plant is duly certified as renewable energy by AENOR, a third-party certification agency.

On this basis, the Company does not expect a potential increase in demand for generation and transmission of energy from alternative energy sources to have a material effect on the Company’s results of operation.

•	any anticipated reputational risks resulting from operations or products that produce material greenhouse gas emissions

As of the date of this response, the Company has not had any material reputational risk resulting from its operations or products that produce greenhouse gas emissions, largely due to the low significance of the Company’s emissions generated during the years ended December 31, 2021 and 2022. According to the Company’s preliminary estimations, the Company’s total emissions inventory for Scopes 1 and 2 were of approximately 116,931 tn CO2eq in 2021 and 141,204 tn CO2eq in 2022, corresponding to the Company’s seven (7) mines currently in operation. According to the national emissions inventory held by the Peruvian Ministry of Environment, it is estimated that total yearly emissions through 2019 amounted to 210,404 Gg CO2eq.

It is important to note that access to water and the protection of natural sources represents one of the main concerns for the population where some of the Company’s mines are located. For this reason, the Company has characterized water resource management as a top priority in its preliminary strategy to address climate change by constructing water dams throughout several of the Company’s mines. These dams can store around 28 million cubic meters of water, strengthening the basins of interest and increasing water availability for both the population and agricultural activities surrounding such mines.

SEC Comment No. 2.

We note your response to prior comment 3 and reissue it in part. Please discuss in greater detail the physical effects of climate change on your operations and results and how you considered providing disclosure regarding:

•	the potential impact of UV radiation;
•	the potential for indirect weather-related impacts that have affected or may affect your major customers or suppliers; and
•	decreased agricultural production capacity in areas affected by drought or other weather related changes.

In addition, quantify weather-related damages to your property or operations and the cost of insurance. Your response should include quantitative information for each of the periods for which financial statements are presented in your Form 20-F and explain whether changes are expected in future periods.

Response to SEC Comment No. 2.

In response to your request that we discuss in greater detail the physical effects of climate change on our operations and results and how we considered providing disclosure, we note that in respect of the following items. For the reasons set forth in Response 1, the Company respectfully informs the Staff that at this time the quantitative information available in connection with the following matters is limited:

•	the potential impact of UV radiation

The Ultraviolet Radiation Index (UVI), a measure of the intensity of solar UV radiation at the earth’s surface, is established by the Peruvian National Meteorology and Hydrology Service (SENAMHI) based on the Allart parameterization1. UVI is measured on a scale of 1 (such measurement being the lowest) through 20 (such measurement being dangerously high). The Company’s mining operations are located in high Andean areas that have a high UVI, ranging from 13 to 16 UV.

The measures we have implemented to address the high UV indices throughout our mining operations are of a preventive nature and mainly consist of the use of sun protection instruments or accessories (such as helmets, visors, goggles that are part of the personal protection equipment the Company supplies to every worker subject to these conditions) when exposure to solar radiation is unavoidable. Additionally, sunscreen is provided to prevent skin damage. Other preventive measures implemented by the Company include training sessions around the risks of exposure to UV radiation and the posting of signs reminding employees to prevent prolonged exposure to solar radiation and its effects on health.

•	the potential for indirect weather-related impacts that have affected or may affect your major customers or suppliers; and

As of the date of this response, the Company has not identified any potential indirect climate-related impacts that have affected or may affect our customers or suppliers.

•	decreased agricultural production capacity in areas affected by drought or other weather related changes.

1 UV information published on the TEMIS website (http://www.temis.nl/uvradiation/UVarchive.html)

In reference to those areas affected by climate-related changes, during 2022 the southern region of Peru was affected by frosts, which, according to the National Meteorological and Hydrogeological Service of Peru, cause temperatures to range between 7°C and -10°C in the highlands of Arequipa, especially throughout the Province of Caylloma. More than 400 hectares of crops (mainly potatoes, beans, corn and peas) were affected by the frosts. According to the Disaster Risk Prevention and Reduction Plan for the Province of Caylloma for the years 2020 through 2022, out of 84 towns in the Tapay district where the Tambomayo mine is located, 39 have had high levels of danger due to exposure to frost hazards.

For this reason, Buenaventura, in line with its social management policies and support for sustainable development in the regions where it is located, through the Productive Development and Commercial Articulation Program (PRA Buenaventura), the Company has been contributing to improve water infrastructure as well as the traditional productive capacities of the local population in our areas of influence. The purpose of this program is to assist such stakeholders in the placement their products in local, regional and national markets. During the year ended December 31, 2022, the PRA benefited 1,451 producers from the different communities comprising the Company’s area of influence, which are located between 2,800 and 4,600 meters above sea level.

In addition, quantify weather-related damages to your property or operations and the cost of insurance.

According to the Company’s analysis and estimations, no material property damage due to climate change is expected to occur at its operation sites. This is further mitigated by the fact that the Company owns a robust water management infrastructure as a hedge for extreme rainfall events. Additionally, action plans are constantly put in place at each of the mines operated by the Company in order to account for and mitigate the impact of heavy rainfall seasons, considering rainfall forecasts and water balances with return periods that provide safe conditions for operations.

Finally, the Company believes that water-related damages should have no material change in respect of the Company’s cost of insurance, as compared to the current costs for such insurance. This can be explained, among other matters, by the fact that insurance companies have not been inclined to increase such costs as long as the Company demonstrates that it has undertaken preventive measures to account for the possibility of extreme rainfall or landslides, especially in those mines close to streams or rivers.

SEC Comment No. 3.

We note your response to prior comment 4 and reissue it in part. Please tell us whether you expect to purchase carbon credits or offsets in future periods.

Response to SEC Comment No. 3.

The Company confirms that as of the date of this response it has no plans to purchase carbon credits or offsets, mainly due to the fact that there is no regulation applicable to the Company in this regard. Additionally, further to our answers to Comments 1 and 2, above, considering that the emissions derived from the Company’s operations are not quantitatively material, the Company’s current focus is centered on addressing the impact of climate change and on reducing emissions with renewable energy.

*      *      *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in this filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, or require additional information please feel free to contact me at daniel.dominguez@buenaventura.pe.

Sincerely,

/s/ Daniel Domínguez Vera
Daniel Domínguez Vera
Vice President of Finance and Administration
Compañia de Minas Buenaventura S.A.A.